UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

December 1, 2020

Date of Report (date of earliest event reported)

salesforce.com, inc.

(Exact name of Registrant as specified in its charter)

Delaware	001-32224	94-3320693
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

Salesforce Tower

415 Mission Street, 3rd Fl

San Francisco, CA 94105

(Address of principal executive offices)

Registrant’s telephone number, including area code: (415) 901-7000

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Exchange Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.001 per share	CRM	New York Stock Exchange, Inc.

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 7.01	Regulation FD Disclosure.

On December 1, 2020, salesforce.com, inc. (the “Company”) and Slack Technologies, Inc. (“Slack”), a Delaware corporation, issued a joint press release announcing entry into an Agreement and Plan of Merger (the “Merger Agreement”) by and among the Company, Skyline Strategies I Inc., a Delaware corporation and wholly owned subsidiary of the Company, Skyline Strategies II LLC, a Delaware limited liability company and a wholly owned subsidiary of the Company, and Slack.

Also on December 1, 2020, the Company made available an investor presentation (“Investor Presentation”) regarding the transaction. Copies of the press release and Investor Presentation are furnished as Exhibit 99.1 and Exhibit 99.2 hereto, respectively, and are incorporated herein by reference.

As provided in General Instruction B.2. to Form 8-K, the information set forth in this Item 7.01 and Exhibits 99.1 and 99.2 shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), nor shall they be deemed to be incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description

99.1	Joint Press Release issued by salesforce.com, inc. and Slack Technologies, Inc.

99.2	Investor Presentation

104	Cover Page Interactive Data File—the cover page XBRL tags are embedded within the Inline XBRL document

Forward-Looking Statements

This report relates to a proposed business combination transaction between the Company and Slack and includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements relate to future events and anticipated results of operations, business strategies, the anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on the combined company’s business and future financial and operating results, the expected amount and timing of synergies from the proposed transaction, the anticipated closing date for the proposed transaction and other aspects of the Company’s operations or operating results. These forward-looking statements generally can be identified by phrases such as “will,” “expects,” “anticipates,” “foresees,” “forecasts,” “estimates” or other words or phrases of similar import. It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations and financial condition of the combined company or the price of the Company’s or Slack’s stock. These forward-looking statements involve certain risks and uncertainties, many of which are beyond the parties’ control, that could cause actual results to differ materially from those indicated in such forward-looking statements, including but not limited to: the impact of public health crises, such as pandemics (including coronavirus (COVID-19)) and epidemics and any related company or government policies and actions to protect the health and safety of individuals or government policies or actions to maintain the functioning of national or global economies and markets; the effect of the announcement of the merger on the ability of the Company or Slack to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom the Company or Slack do business, or on the Company’s or Slack’s operating results and business generally; risks that the merger disrupts current plans and operations and the potential difficulties in employee retention as a result of the merger; the outcome of any legal proceedings related to the merger; the ability of the parties to consummate the proposed transaction on a timely basis or at all; the satisfaction of the conditions precedent to consummation of the proposed transaction, including the ability to secure regulatory approvals on the terms expected, at all or in a timely manner; the ability of the Company to successfully integrate Slack’s operations; the ability of the Company to implement its plans, forecasts and other expectations with respect to its business after the completion of the transaction and realize expected synergies; and business disruption following the merger. These risks, as well as other risks related to the proposed transaction, will be included in the registration statement on Form S-4 and proxy statement/prospectus that will be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to the Company’s and Slack’s respective periodic reports and other filings with the SEC, including the risk factors identified in the Company’s and Slack’s most recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. The forward-looking statements included in this communication are made only as of the date hereof. Neither the Company nor Slack undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except as required by law.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Merger and Where to Find It

In connection with the proposed transaction, the Company intends to file with the SEC a registration statement on Form S-4 that will include a proxy statement of Slack and that also constitutes a prospectus of the Company. Each of the Company and Slack may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the proxy statement/prospectus or registration statement or any other document that the Company or Slack may file with the SEC. The definitive proxy statement/prospectus (if and when available) will be mailed to stockholders of Slack. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and proxy statement/prospectus (if and when available) and other documents containing important information about the Company, Slack and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by the Company will be available free of charge on the Company’s website at www.salesforce.com/investor or by contacting the Company’s Investor Relations department at investor@salesforce.com. Copies of the documents filed with the SEC by Slack will be available free of charge on Slack’s website at investor.slackhq.com or by contacting Slack’s Investor Relations department at ir@slack.com.

Participants in the Solicitation

The Company, Slack and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of the Company, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Company’s proxy statement for its 2020 Annual Meeting of Stockholders, which was filed with the SEC on May 1, 2020, and the Company’s Annual Report on Form 10-K for the fiscal year ended January 31, 2020, which was filed with the SEC on March 5, 2020, as well as in a Form 8-K filed by the Company with the SEC on June 1, 2020. Information about the directors and executive officers of Slack, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Slack’s proxy statement for its 2020 Annual Meeting of Stockholders, which was filed with the SEC on May 5, 2020, and Slack’s Annual Report on Form 10-K for the fiscal year ended January 31, 2020, which was filed with the SEC on March 12, 2020. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the Company or Slack using the sources indicated above.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

salesforce.com, inc.

By:	/s/ Mark Hawkins
Mark Hawkins
President and Chief Financial Officer

Dated: December 1, 2020

Exhibit 99.1

PRESS RELEASE

Evan Goldstein

Salesforce

Investor Relations

415-819-2987

evan.goldstein@salesforce.com

Gina Sheibley

Salesforce

Public Relations

917-297-8988

gsheibley@salesforce.com

Jonathan Prince

Slack

Public Relations

pr@Slack.com

Jesse Hulsing

Slack

Investor Relations

ir@Slack.com

Salesforce Signs Definitive Agreement to Acquire Slack

Combination of #1 CRM platform with the most innovative enterprise communications platform will create the operating system for the new way to work, enabling companies to grow and succeed in the all-digital world

SAN FRANCISCO, Dec. 1, 2020 - Salesforce (NYSE: CRM), the global leader in CRM, and Slack Technologies, Inc. (NYSE: WORK), the most innovative enterprise communications platform, have entered into a definitive agreement under which Salesforce will acquire Slack. Under the terms of the agreement, Slack shareholders will receive $26.79 in cash and 0.0776 shares of Salesforce common stock for each Slack share, representing an enterprise value of approximately $27.7 billion based on the closing price of Salesforce’s common stock on November 30, 2020.

Combining Slack with Salesforce Customer 360 will be transformative for customers and the industry. The combination will create the operating system for the new way to work, uniquely enabling companies to grow and succeed in the all-digital world.

“Stewart and his team have built one of the most beloved platforms in enterprise software history, with an incredible ecosystem around it,” said Marc Benioff, Chair and CEO, Salesforce. “This is a match made in heaven. Together, Salesforce and Slack will shape the future of enterprise software and transform the way everyone works in the all-digital, work-from-anywhere world. I’m thrilled to welcome Slack to the Salesforce Ohana once the transaction closes.”

“Salesforce started the cloud revolution, and two decades later, we are still tapping into all the possibilities it offers to transform the way we work. The opportunity we see together is massive,” said Stewart Butterfield, Slack CEO and Co-Founder. “As software plays a more and more critical role in the performance of every organization, we share a vision of reduced complexity, increased power and flexibility, and ultimately a greater degree of alignment and organizational agility. Personally, I believe this is the most strategic combination in the history of software and I can’t wait to get going.”

Acquisition to Create the Operating System for the New Way to Work

The events of this year have greatly accelerated the move by companies and governments to an all-digital world, where work happens wherever people are—whether they’re in the office, at home or somewhere in between. They need to deliver connected experiences for their customers across every touchpoint and enable their employees to work seamlessly wherever they are.

Together, Salesforce and Slack will give companies a single source of truth for their business and a unified platform for connecting employees, customers and partners with each other and the apps they use every day, all within their existing workflows.

Slack to Become the New Interface for Salesforce Customer 360

Salesforce is the #1 CRM that enables companies to sell, service, market and conduct commerce, from anywhere. Slack brings people, data and tools together so teams can collaborate and get work done, from anywhere. Slack Connect extends the benefits of Slack to enable communication and collaboration between a company’s employees and all its external partners, from vendors to customers.

Slack will be deeply integrated into every Salesforce Cloud. As the new interface for Salesforce Customer 360, Slack will transform how people communicate, collaborate and take action on customer information across Salesforce as well as information from all of their other business apps and systems to be more productive, make smarter, faster decisions and create connected customer experiences.

Slack To Expand Enterprise Footprint as Part of the World’s #1 CRM

Slack serves leading organizations in every industry around the world, from the fastest growing startups to Fortune 500 companies, such as Starbucks, Target and TD Ameritrade, along with leading academic institutions, non-profits, and governments in more than 150 countries.

As part of the world’s #1 CRM, Slack will be able to expand its presence in the enterprise, not just among Salesforce customers, but for any company undergoing digital transformation. Upon the close of the transaction, Slack will become an operating unit of Salesforce and will continue to be led by CEO Stewart Butterfield.

Combination to Form the Largest Open Ecosystem of Apps and Workflows for Business

Connecting people and data across systems, apps and devices is one of the biggest challenges companies face in today’s all-digital world.

Slack’s open platform seamlessly integrates with more than 2,400 apps that people use to collaborate, communicate and get work done. With the largest enterprise app ecosystem, the Salesforce platform is the easiest way to build and deliver apps to connect with customers in a whole new way.

Together, Salesforce and Slack will create the most extensive open ecosystem of apps and workflows for business and empower millions of developers to build the next generation of apps, with clicks not code.

Details on the Proposed Transaction

The board of directors of each of Salesforce and Slack have approved the transaction and the Slack board recommends that Slack stockholders approve the transaction and adopt the merger agreement. The transaction is anticipated to close in the second quarter of Salesforce’s fiscal year 2022, subject to approval by the Slack stockholders, the receipt of required regulatory approvals and other customary closing conditions.

Salesforce has also entered into a voting agreement with certain stockholders of Slack common stock, under which each such stockholder has agreed to vote all of their Slack shares in favor of the transaction at the special meeting of Slack stockholders to be held in connection with the transaction, subject to certain terms and conditions. The Slack shares subject to the agreement represent approximately 55% of the current outstanding voting power of the Slack common stock.

Salesforce expects to fund the cash portion of the transaction consideration with a combination of new debt and cash on Salesforce’s balance sheet. Salesforce has obtained a commitment from Citigroup Global Markets Inc., Bank of America, N.A. and JPMorgan Chase Bank, N.A. for a $10.0 billion senior unsecured 364-day bridge loan facility, subject to customary conditions.

About Salesforce

Salesforce, the global CRM leader, empowers companies of every size and industry to digitally transform and create a 360° view of their customers. For more information about Salesforce (NYSE: CRM), visit: www.salesforce.com.

Any unreleased services or features referenced in this or other press releases or public statements are not currently available and may not be delivered on time or at all. Customers who purchase Salesforce applications should make their purchase decisions based upon features that are currently available. Salesforce has headquarters in San Francisco, with offices in Europe and Asia, and trades on the New York Stock Exchange under the ticker symbol “CRM.” For more information please visit https://www.salesforce.com, or call 1-800-NO-SOFTWARE.

About Slack

Slack has transformed business communication. It’s the leading channel-based messaging platform, used by millions to align their teams, unify their systems, and drive their businesses forward. Only Slack offers a secure, enterprise-grade environment that can scale with the largest companies in the world. It is a new layer of the business technology stack where people can work together more effectively, connect all their other software tools and services, and find the information they need to do their best work. Slack is where work happens.

Slack and the Slack logo are trademarks of Slack Technologies, Inc. or its subsidiaries in the U.S. and/or other countries. Other names and brands may be claimed as the property of others.

Advisors

BofA Securities, Inc. is serving as exclusive financial advisor to Salesforce and Wachtell, Lipton, Rosen & Katz and Morrison & Foerster LLP are serving as legal counsel to Salesforce. Qatalyst Partners LP and Goldman Sachs & Co. LLC are serving as financial advisors to Slack. Latham & Watkins LLP and Goodwin Procter LLP are serving as legal counsel to Slack.

Forward-Looking Statements

This communication relates to a proposed business combination transaction between Salesforce.com, Inc. (“Salesforce”) and Slack Technologies, Inc. (“Slack”). This communication includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements relate to future events and anticipated results of operations, business strategies, the anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on the combined company’s business and future financial and operating results, the expected amount and timing of synergies from the proposed transaction, the anticipated closing date for the proposed transaction and other aspects of our operations or operating results. These forward-looking statements generally can be identified by phrases such as “will,” “expects,” “anticipates,” “foresees,” “forecasts,” “estimates” or other words or phrases of similar import. It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations and financial condition of the combined companies or the price of Salesforce or Slack stock. These forward-looking statements involve certain risks and uncertainties, many of which are beyond the parties’ control, that could cause actual results to differ materially from those indicated in such forward-looking statements, including but not limited to: the impact of public health crises, such as pandemics (including coronavirus (COVID-19)) and epidemics and any related company or government policies and actions to protect the health and safety of individuals or government policies or actions to maintain the functioning of national or global economies and markets; the effect of the announcement of the merger on the ability of Salesforce or Slack to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom Salesforce or Slack do business, or on Salesforce’s or Slack’s operating results and business generally; risks that the merger disrupts current plans and operations and the potential difficulties in employee retention as a result of the merger; the outcome of any legal proceedings related to the merger; the ability of the parties to consummate the proposed transaction on a timely basis or at all; the satisfaction of the conditions precedent to consummation of the proposed transaction, including the ability to secure regulatory approvals on the terms expected, at all or in a timely manner; the ability of Salesforce to successfully integrate Slack’s operations; the ability of Salesforce to implement its plans, forecasts and other expectations with respect to Salesforce’s business after the completion of the transaction and realize expected synergies; and business disruption following the merger. These risks, as well as other risks related to the proposed transaction, will be included in the registration statement on Form S-4 and proxy statement/prospectus that will be filed with the Securities and Exchange Commission (“SEC”) in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to Salesforce’s and Slack’s respective periodic reports and other filings with the SEC, including the risk factors identified in Salesforce’s and Slack’s most recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. The forward-looking statements included in this communication are made only as of the date hereof. Neither Salesforce nor Slack undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except as required by law.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Merger and Where to Find It

In connection with the proposed transaction, Salesforce intends to file with the SEC a registration statement on Form S-4 that will include a proxy statement of Slack and that also constitutes a prospectus of Salesforce. Each of Salesforce and Slack may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the proxy statement/prospectus or registration statement or any other document that Salesforce or Slack may file with the SEC. The definitive proxy statement/prospectus (if and when available) will be mailed to stockholders of Salesforce and Slack. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and proxy statement/prospectus (if and when available) and other documents containing important information about Salesforce, Slack and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Salesforce will be available free of charge on Salesforce’s website at www.salesforce.com/investor or by contacting Salesforce’s Investor Relations department at investor@salesforce.com. Copies of the documents filed with the SEC by Slack will be available free of charge on Slack’s website at investor.slackhq.com or by contacting Slack’s Investor Relations department at ir@slack.com.

Participants in the Solicitation

Salesforce, Slack and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Salesforce, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Salesforce’s proxy statement for its 2020 Annual Meeting of Stockholders, which was filed with the SEC on May 1, 2020, and Salesforce’s Annual Report on Form 10-K for the fiscal year ended January 31, 2020, which was filed with the SEC on March 5, 2020, as well as in a Form 8-K filed by Salesforce with the SEC on June 1, 2020. Information about the directors and executive officers of Slack, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Slack’s proxy statement for its 2020 Annual Meeting of Stockholders, which was filed with the SEC on May 5, 2020, and Slack’s Annual Report on Form 10-K for the fiscal year ended January 31, 2020, which was filed with the SEC on March 12, 2020. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Salesforce or Slack using the sources indicated above.

Exhibit 99.2 Salesforce & Slack Announcement of Definitive Agreement to Acquire Slack December 1, 2020Exhibit 99.2 Salesforce & Slack Announcement of Definitive Agreement to Acquire Slack December 1, 2020

Forward-Looking Statements This communication relates to a proposed business combination transaction between Salesforce.com, Inc. (“Salesforce”) and Slack Technologies, Inc. (“Slack”). This communication includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements relate to future events and anticipated results of operations, business strategies, the anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on the combined company’s business and future financial and operating results, the expected amount and timing of synergies from the proposed transaction, the anticipated closing date for the proposed transaction and other aspects of our operations or operating results. These forward-looking statements generally can be identified by phrases such as “will,” “expects,” “anticipates,” “foresees,” “forecasts,” “estimates” or other words or phrases of similar import. It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations and financial condition of the combined companies or the price of Salesforce or Slack stock. These forward-looking statements involve certain risks and uncertainties, many of which are beyond the parties’ control, that could cause actual results to differ materially from those indicated in such forward-looking statements, including but not limited to: the impact of public health crises, such as pandemics (including coronavirus (COVID-19)) and epidemics and any related company or government policies and actions to protect the health and safety of individuals or government policies or actions to maintain the functioning of national or global economies and markets; the effect of the announcement of the merger on the ability of Salesforce or Slack to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom Salesforce or Slack do business, or on Salesforce’s or Slack’s operating results and business generally; risks that the merger disrupts current plans and operations and the potential difficulties in employee retention as a result of the merger; the outcome of any legal proceedings related to the merger; the ability of the parties to consummate the proposed transaction on a timely basis or at all; the satisfaction of the conditions precedent to consummation of the proposed transaction, including the ability to secure regulatory approvals on the terms expected, at all or in a timely manner; the ability of Salesforce to successfully integrate Slack’s operations; the ability of Salesforce to implement its plans, forecasts and other expectations with respect to Salesforce’s business after the completion of the transaction and realize expected synergies; and business disruption following the merger. These risks, as well as other risks related to the proposed transaction, will be included in the registration statement on Form S-4 and proxy statement/prospectus that will be filed with the Securities and Exchange Commission (“SEC”) in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to Salesforce’s and Slack’s respective periodic reports and other filings with the SEC, including the risk factors identified in Salesforce’s and Slack’s most recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. The forward-looking statements included in this communication are made only as of the date hereof. Neither Salesforce nor Slack undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except as required by law. No Offer or Solicitation This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. 2Forward-Looking Statements This communication relates to a proposed business combination transaction between Salesforce.com, Inc. (“Salesforce”) and Slack Technologies, Inc. (“Slack”). This communication includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements relate to future events and anticipated results of operations, business strategies, the anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on the combined company’s business and future financial and operating results, the expected amount and timing of synergies from the proposed transaction, the anticipated closing date for the proposed transaction and other aspects of our operations or operating results. These forward-looking statements generally can be identified by phrases such as “will,” “expects,” “anticipates,” “foresees,” “forecasts,” “estimates” or other words or phrases of similar import. It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations and financial condition of the combined companies or the price of Salesforce or Slack stock. These forward-looking statements involve certain risks and uncertainties, many of which are beyond the parties’ control, that could cause actual results to differ materially from those indicated in such forward-looking statements, including but not limited to: the impact of public health crises, such as pandemics (including coronavirus (COVID-19)) and epidemics and any related company or government policies and actions to protect the health and safety of individuals or government policies or actions to maintain the functioning of national or global economies and markets; the effect of the announcement of the merger on the ability of Salesforce or Slack to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom Salesforce or Slack do business, or on Salesforce’s or Slack’s operating results and business generally; risks that the merger disrupts current plans and operations and the potential difficulties in employee retention as a result of the merger; the outcome of any legal proceedings related to the merger; the ability of the parties to consummate the proposed transaction on a timely basis or at all; the satisfaction of the conditions precedent to consummation of the proposed transaction, including the ability to secure regulatory approvals on the terms expected, at all or in a timely manner; the ability of Salesforce to successfully integrate Slack’s operations; the ability of Salesforce to implement its plans, forecasts and other expectations with respect to Salesforce’s business after the completion of the transaction and realize expected synergies; and business disruption following the merger. These risks, as well as other risks related to the proposed transaction, will be included in the registration statement on Form S-4 and proxy statement/prospectus that will be filed with the Securities and Exchange Commission (“SEC”) in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to Salesforce’s and Slack’s respective periodic reports and other filings with the SEC, including the risk factors identified in Salesforce’s and Slack’s most recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. The forward-looking statements included in this communication are made only as of the date hereof. Neither Salesforce nor Slack undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except as required by law. No Offer or Solicitation This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. 2

Additional Information and Where to Find It In connection with the proposed transaction, Salesforce intends to file with the SEC a registration statement on Form S-4 that will include a proxy statement of Slack and that also constitutes a prospectus of Salesforce. Each of Salesforce and Slack may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the proxy statement/prospectus or registration statement or any other document that Salesforce or Slack may file with the SEC. The definitive proxy statement/prospectus (if and when available) will be mailed to stockholders of Salesforce and Slack. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and proxy statement/prospectus (if and when available) and other documents containing important information about Salesforce, Slack and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Salesforce will be available free of charge on Salesforce’s website at www.salesforce.com/investor or by contacting Salesforce’s Investor Relations department at investor@salesforce.com. Copies of the documents filed with the SEC by Slack will be available free of charge on Slack’s website at investor.slackhq.com or by contacting Slack’s Investor Relations department at ir@slack.com. Participants in the Solicitation Salesforce, Slack and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Salesforce, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Salesforce’s proxy statement for its 2020 Annual Meeting of Stockholders, which was filed with the SEC on May 1, 2020, and Salesforce’s Annual Report on Form 10-K for the fiscal year ended January 31, 2020, which was filed with the SEC on March 5, 2020, as well as in a Form 8-K filed by Salesforce with the SEC on June 1, 2020. Information about the directors and executive officers of Slack, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Slack’s proxy statement for its 2020 Annual Meeting of Stockholders, which was filed with the SEC on May 5, 2020, and Slack’s Annual Report on Form 10-K for the fiscal year ended January 31, 2020, which was filed with the SEC on March 12, 2020. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Salesforce or Slack using the sources indicated above. 3Additional Information and Where to Find It In connection with the proposed transaction, Salesforce intends to file with the SEC a registration statement on Form S-4 that will include a proxy statement of Slack and that also constitutes a prospectus of Salesforce. Each of Salesforce and Slack may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the proxy statement/prospectus or registration statement or any other document that Salesforce or Slack may file with the SEC. The definitive proxy statement/prospectus (if and when available) will be mailed to stockholders of Salesforce and Slack. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and proxy statement/prospectus (if and when available) and other documents containing important information about Salesforce, Slack and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Salesforce will be available free of charge on Salesforce’s website at www.salesforce.com/investor or by contacting Salesforce’s Investor Relations department at investor@salesforce.com. Copies of the documents filed with the SEC by Slack will be available free of charge on Slack’s website at investor.slackhq.com or by contacting Slack’s Investor Relations department at ir@slack.com. Participants in the Solicitation Salesforce, Slack and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Salesforce, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Salesforce’s proxy statement for its 2020 Annual Meeting of Stockholders, which was filed with the SEC on May 1, 2020, and Salesforce’s Annual Report on Form 10-K for the fiscal year ended January 31, 2020, which was filed with the SEC on March 5, 2020, as well as in a Form 8-K filed by Salesforce with the SEC on June 1, 2020. Information about the directors and executive officers of Slack, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Slack’s proxy statement for its 2020 Annual Meeting of Stockholders, which was filed with the SEC on May 5, 2020, and Slack’s Annual Report on Form 10-K for the fiscal year ended January 31, 2020, which was filed with the SEC on March 12, 2020. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Salesforce or Slack using the sources indicated above. 3

Transaction & Financing Overview ● Slack shareholders will receive $26.79 in cash and 0.0776x shares of Salesforce common stock for each Slack share Transaction ● Reflects an enterprise value of approximately $27.7 billion based on the closing price of Salesforce common stock Consideration on November 30, 2020 ● Slack will become an operating unit of Salesforce and will continue to be led by CEO Stewart Butterfield and his Management & leadership team to further the mission of Slack to make people’s working lives simpler, more pleasant, and more Governance productive + ● Obtained commitments for a $10 billion 364-day senior unsecured bridge facility Financing ● Expect to fund the cash consideration with cash from our balance sheet and approximately $10 billion of proceeds from a combination of the issuance of debt securities and/or term loans ● Anticipated to close in the second quarter of fiscal year 2022 Anticipated ● Subject to approval of Slack shareholders Transaction Close ● Subject to satisfaction of customary closing conditions, including applicable regulatory approvals 4Transaction & Financing Overview ● Slack shareholders will receive $26.79 in cash and 0.0776x shares of Salesforce common stock for each Slack share Transaction ● Reflects an enterprise value of approximately $27.7 billion based on the closing price of Salesforce common stock Consideration on November 30, 2020 ● Slack will become an operating unit of Salesforce and will continue to be led by CEO Stewart Butterfield and his Management & leadership team to further the mission of Slack to make people’s working lives simpler, more pleasant, and more Governance productive + ● Obtained commitments for a $10 billion 364-day senior unsecured bridge facility Financing ● Expect to fund the cash consideration with cash from our balance sheet and approximately $10 billion of proceeds from a combination of the issuance of debt securities and/or term loans ● Anticipated to close in the second quarter of fiscal year 2022 Anticipated ● Subject to approval of Slack shareholders Transaction Close ● Subject to satisfaction of customary closing conditions, including applicable regulatory approvals 4

Slack is the engagement layer: where the conversations happen, the problems are solved, and the decisions made 100+ Average minutes of active usage 1 Engagement per day Applications 10+ Average hours connected to 1 Data & Systems Slack per day 1. As of October 31, 2020Slack is the engagement layer: where the conversations happen, the problems are solved, and the decisions made 100+ Average minutes of active usage 1 Engagement per day Applications 10+ Average hours connected to 1 Data & Systems Slack per day 1. As of October 31, 2020

Slack's platform enables developers to bring workflows right to the users, where the conversations are happening



HUMANS
The Spectrum of Workflows
Ad hoc
Andre, what do you think? Make sense to you?
Conversational
Yep. We ran the numbers with Amy. Good to go.
Manual
Engagement
slack
Zia is asking for approval on the purchase of a new forklift. View details
Approve
Applications
Structured
A purchase order has been submitted
Programmatic
Purchase order #0945 updated: approved
Automated
Data & Systems
MACHINES

Slack Connect: Transforming Inter-Enterprise Communication 240% 64,000 520,000+ Year-over-Year Connected Paid Customers Using Slack 1 Connected Endpoints 1 1 Endpoint Growth Connect 1. As of October 31, 2020 Map of intra-city shared channels usage globally Slack Connect: Transforming Inter-Enterprise Communication 240% 64,000 520,000+ Year-over-Year Connected Paid Customers Using Slack 1 Connected Endpoints 1 1 Endpoint Growth Connect 1. As of October 31, 2020 Map of intra-city shared channels usage globally

Combining the #1 CRM platform with the most innovative enterprise communications platform $ $ 21.1B 876M 1 2 FY 2021E Revenue FY 2021E Revenue 23% 39% 1 2 FY 2021E Revenue Growth Rate FY 2021E Revenue Growth Rate 5,000+ 2,400+ AppExchange listings Apps in the Slack App Directory 2,500+ 54,000+ Employees Employees 1. Revenue and revenue growth rate reflect high-end of Salesforce guidance range for FY21 provided on December 1, 2020 8 2. Revenue and revenue growth rate reflect high-end of Slack guidance range for FY21 provided on September 8, 2020Combining the #1 CRM platform with the most innovative enterprise communications platform $ $ 21.1B 876M 1 2 FY 2021E Revenue FY 2021E Revenue 23% 39% 1 2 FY 2021E Revenue Growth Rate FY 2021E Revenue Growth Rate 5,000+ 2,400+ AppExchange listings Apps in the Slack App Directory 2,500+ 54,000+ Employees Employees 1. Revenue and revenue growth rate reflect high-end of Salesforce guidance range for FY21 provided on December 1, 2020 8 2. Revenue and revenue growth rate reflect high-end of Slack guidance range for FY21 provided on September 8, 2020

Salesforce + Slack Strategic Rationale Shaping the future of enterprise software Slack is a Category Leader Deep Slack Integration with Salesforce Products Combination Joins Two Open and Extensive Ecosystems Salesforce’s Proven Playbook for Enterprise Expansion 9Salesforce + Slack Strategic Rationale Shaping the future of enterprise software Slack is a Category Leader Deep Slack Integration with Salesforce Products Combination Joins Two Open and Extensive Ecosystems Salesforce’s Proven Playbook for Enterprise Expansion 9

Slack is a Category Leader Slack is one of the most Slack serves small Slack Connect is emerging beloved platforms in businesses to Fortune 500 as the new gold standard enterprise software history companies as well as for trusted collaboration with 100+ minutes of leading academic across organizations active usage per user each institutions, non-profits, day and governments in more than 150 countries 10Slack is a Category Leader Slack is one of the most Slack serves small Slack Connect is emerging beloved platforms in businesses to Fortune 500 as the new gold standard enterprise software history companies as well as for trusted collaboration with 100+ minutes of leading academic across organizations active usage per user each institutions, non-profits, day and governments in more than 150 countries 10

Deep Slack Integration with Salesforce Products

Slack will integrate deeply into every Salesforce Cloud, becoming the new interface for Customer 360

Similar to how MuleSoft enables companies to integrate data from disparate sources, Slack will enable companies to integrate all the apps and workflows they use every day

Existing document collaboration capabilities complement Slack's channel-based product



11

Combination Joins Two Open and Extensive Ecosystems

885K+

active developers build on Slack[1]

2,400+

apps on the Slack app directory[1]

+

2.6M+

Trailblazers are part of the Salesforce ecosystem

5,000+

Salesforce AppExchange listings

Salesforce and Slack will create the most open and extensive ecosystem of apps and workflows for business and empower millions of developers to build the next generation of apps with clicks, not code

1. As of October 31, 2020

12

Salesforce’s Proven Playbook for Enterprise Expansion 142K 1,080 1 paid Slack customers paid Slack customers above 1 $100K ARR As with past acquisitions, we intend to expand Slack's footprint within the enterprise, not just among Salesforce customers, but for any company undergoing digital transformation 1. As of October 31, 2020 13Salesforce’s Proven Playbook for Enterprise Expansion 142K 1,080 1 paid Slack customers paid Slack customers above 1 $100K ARR As with past acquisitions, we intend to expand Slack's footprint within the enterprise, not just among Salesforce customers, but for any company undergoing digital transformation 1. As of October 31, 2020 13

+ Salesforce and Slack remain independent companies prior to closing 15+ Salesforce and Slack remain independent companies prior to closing 15